May 5, 2025

Herman Wong
Chief Financial Officer
Deswell Industries, Inc.
10B, Edificio Associacao Industrial De Macau
32 Rua do Comandante Mata e Oliveria, Macao
Special Administrative Region, PRC

       Re: Deswell Industries, Inc.
           Form 20-F for Fiscal Year Ended March 31, 2024
           Response dated April 21, 2025
           File No. 001-33900
Dear Herman Wong:

       We have reviewed your April 21, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
13, 2025, letter.

Annual Report on Form 20-F For Fiscal Year Ended March 31, 2024
Summary of Risk Factors, page 6

1. We note your proposed revisions in response to prior comment 8. We reissue the comment in part. In your future filings in your summary of risk factors, please describe the significant regulatory and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. We note your proposed disclosure that the Chinese government may intervene or influence your operations and offerings conducted overseas. Please acknowledge the risks by the Chinese government to also exert more oversight and control over those operations and offerings conducted overseas and/or by foreign investment in China-based issuers.
 May 5, 2025
Page 2

General

2. In your future filings in your Enforceability of Civil Liabilities section, please also include a discussion of any limitations on investors being able to effect service of process and enforce civil liabilities in the British Virgin Islands. Please contact Jeanne Baker at 202-551-3691 or Al Pavot at 202-551-3738
if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   Carrie Leahy, Esq.